Filed by Janus Capital Group Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Janus Capital Group Inc.
Commission File No. 1-15253

Richard Weil

Chief Executive Officer

October 3, 2016

Dear Valued Client,

I’m excited to announce that Janus Capital Group, Inc., has reached a definitive agreement for an all-stock “merger of equals” transaction with Henderson Group plc, a leading U.K.-based global asset manager with a broad range of investment solutions, including equities, fixed income, property and alternative investments.  Henderson is one of Europe’s largest investment managers, with approximately U.S. $127 billion (£95.0) billion in AUM (as of June 30, 2016).

The combination of our two complementary businesses is expected to create a leading global active investment manager with in excess of U.S. $320 billion in AUM. The firms are well aligned in terms of strategy and business mix and their complementary nature will facilitate a smooth integration.  On a proforma basis, the new company’s over 200 investment strategies will represent a diverse asset mix:  $70 billion in U.S. equities;  $79 billion in non-U.S. equities;  $49 billion in mathematical equities;  $26 billion in U.S. fixed income;  $49 billion in global fixed income;  and $45 billion in multi-asset and alternative strategies.

Most importantly, we share a culture that is focused on meeting your investment needs, with a passion for providing actively managed investment solutions.  Because of our strong complementarity and with no change to our investment process, we believe the merger will be almost entirely additive to our investment teams and that the new company will be well positioned to serve you better with:

•                  Expanded investment reach and strength, with boots on the ground in every significant global market;

•                  A strong heritage and deep bench, with a combined 120 years of investment experience;

•                  A commitment to continued innovation in investment solutions that correspond to today’s challenges;  and

•                  Shared organizational values, with a focus on collaboration and knowledge sharing.

At the close of the transaction, the combined group will be renamed Janus Henderson Global Investors, and will be jointly led by myself and Henderson CEO Andrew Formica, acting as Co-CEOs.  We are particularly excited about our investment leadership:

•                  Janus Head of Investments, Enrique Chang,  will become the Global Chief Investment Officer of Janus Henderson Global Investors.  Enrique has evidenced his strong leadership here at Janus with a consistent focus on executing on the client promise as it relates to investment performance and risk management.  He will continue to lead Janus Henderson Global Investors in fulfilling that commitment.

•                  Janus Portfolio Manager and Kapstream Managing Director, Kumar Palghat, will be named Global Head of Fixed Income.  Kumar served as an investment officer for the World Bank and as a global fixed income portfolio manager for PIMCO before founding Kapstream Capital and then becoming part of the Janus Capital team.  He brings almost 30 years of experience managing global fixed income teams and portfolios.

•                  Henderson Head of Equities, Graham Kitchen, will be named Global Head of Equities.  He joined Henderson in 2005 as Head of U.K. Equities and was previously Head of U.K. Equities at Threadneedle Investments, following thirteen years at INVESCO Asset Management as a U.K. Fund Manager and Co-Head of Investment.

In the new company, Messrs. Palghat and Kitchen will report to Enrique Chang.  Janus Capital Group subsidiaries, INTECH and Perkins, will be unaffected by the merger.  INTECH CEO Adrian Banner and Perkins CEO Tom Perkins will continue to report to their respective Boards of Directors.

The merger is expected to close in the second quarter of 2017, subject to shareholder and regulatory approvals.

You can be assured that you have the commitment of all of the leadership in both firms to maintain our focus on investment execution and delivering the highest level of service, as well as providing ongoing communication during this transition.

Regards,

/s/ RICHARD M. WEIL

Richard M. Weil

* * *

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the Transaction; the expected timing of the completion of the Transaction; the ability to complete the Transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the Transaction; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, subject to numerous assumptions, known and unknown risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made and investors and security holders are cautioned not to place undue reliance on any such forward-looking statements. Janus Capital Group Inc. (“Janus Capital Group”) does not assume any duty and does not undertake to update forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, nor does Janus Capital Group intend to do so, except as otherwise required by securities and other applicable laws. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that Janus Capital Group anticipated in its forward-looking statements and future results could differ materially from historical performance.  Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in Janus Capital Group’s Annual Report on Form 10-K and those disclosed in Janus Capital Group’s other periodic reports filed with the Securities and Exchange Commission (“SEC”), as well as the possibility: that expected benefits of the Transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Transaction may not be timely completed, if at all; that prior to the completion of the Transaction or thereafter, Janus Capital Group’s businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the Transaction; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the Transaction; and diversion of management time on merger-related matters. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Janus Capital Group or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  For any forward-looking statements made in this communication or in any documents, Janus Capital Group claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Transaction

This communication is being made in respect of the proposed Transaction involving Janus Capital Group and Henderson Group plc (“Henderson Group”).  This material is not a solicitation of any vote or approval of Janus Capital Group’s or Henderson Group’s shareholders and is not a substitute for the proxy statement or any other documents which Janus Capital Group and Henderson Group may send to their respective shareholders in connection with the proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed Transaction, Henderson Group intends to file a registration statement containing a proxy statement of Janus Capital Group and other documents regarding the proposed Transaction with the SEC. Before making any voting or investment decision, the respective investors and shareholders of Janus Capital Group and Henderson Group are urged to carefully read the entire registration statement of Henderson Group, including the proxy statement of Janus Capital Group, when it becomes available and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Janus Capital Group, Henderson Group and the proposed Transaction. Investors and security holders are also urged to carefully review and consider each of Janus Capital Group’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. When available, copies of the proxy statement will be mailed to the shareholders of Janus Capital Group. When available, copies of the proxy statement also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to Janus Capital Group Inc. 151 Detroit Street, Denver, Colorado 80206.

Participants in the Solicitation

Janus Capital Group, Henderson Group and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Janus Capital Group’s shareholders in connection with the proposed Transaction. Information about the directors and executive officers of Janus Capital Group and their ownership of Janus Capital Group common stock is set forth in Janus Capital Group’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 24, 2016.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of Janus Capital Group’s shareholders in connection with the proposed Transaction may be obtained by reading the proxy statement regarding the proposed Transaction when it becomes available. Once available, free copies of the proxy statement may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.